Exhibits

Exhibit 4.30

Richard Eyre Esq

The Copper Beech

Walking Bottom

Peaslake

Surrey

GU5 9RR

9 April 2004

Dear Richard

I write to confirm the agreement which we have reached regarding the change to the date upon which you will take up your appointment as a non executive director of the Company pursuant to the Letter of Appointment dated 30 March 2004 (“Letter”).

We have agreed that your appointment which was due to have commenced on 8 April 2004 will now take effect from 4 May 2004 (the “Commencement Date”).

Accordingly it is agreed that paragraph 1.2 of the Letter be amended by substituting for the date of 8 April 2004 where it appears in that paragraph the words “the Commencement Date”. Save as aforesaid the Letter will remain in full force and effect.

I will be grateful if you would confirm your acceptance of the terms set out in this letter by signing and returning the attached copy letter.

Yours sincerely,

Chairman

Baltimore Technologies Plc

I have read this letter and accept the terms detailed above.

Signature:

Date:

Name: